

June 29, 2010

BY MAIL AND FACSIMILE (248) 960-9119

Robert L. Chioini
President and Chief Executive Officer
Rockwell Medical Technologies, Inc.
30142 Wixom Road
Wixom, Michigan 48393

>   **Re: Rockwell Medical Technologies, Inc.**
>   **Annual Report on Form 10-K**
>   **Filed March 12, 2010**
>   **File No. 000-23661**

Dear Mr. Chioini:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Item 11. Executive Compensation, page 27

1.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe in detail the process you undertook to reach that conclusion.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3641 if you have any questions.

Sincerely,

Geoffrey Kruczek
Senior Attorney